Exhibit 99.1

For immediate release

RR Media Reports Revenues of $33.1 Million for the Second Quarter 2015

Airport City Business Park, Israel (July 31, 2015) - RR Media (NASDAQ: RRM), a leading provider of global digital media services to the broadcast and media industries, today announced financial results for the second quarter ended June 30, 2015.

Operational Highlights for the Second Quarter 2015
•	Satlink Communications and ESS acquisitions closed; integration expected to be completed by year end
•	Opened digital media center in the U.K. designed to provide a wide range of digital media solutions across Europe
•	Signed an agreement to deliver Italian government channels (RAI) to audiences worldwide

Financial Highlights for the Second Quarter 2015
•	Revenues grew to $33.1 million, a 1.9% increase year-over-year
•	Gross margin of 21.7%, compared to 21.2% for Q2 2014
•	Gross margin of Content Management & Distribution reached 22.5%
o	Satlink and ESS expected to be accretive to margins in 2016, following completion of integration plans
•	GAAP net income of $0.01 per basic and diluted share
•	Non-GAAP net income of $0.07 per basic and diluted share
•	Positive cash flows from operations of $3.3 million
•	Total cash and cash equivalents of $13.2 million as of June 30, 2015
•	Board declared a cash dividend of $0.07 per share, an aggregate amount of approximately $1.2 million, representing an annual dividend yield of 4.0%.

(In Thousands)	Q2 2015			Q2 2014
	Content Mgmt. & Distribution Services	MSS	Total	Content Mgmt. & Distribution Services	MSS	Total
Revenues	$30,101	$3,006	$33,107	$29,665	$2,832	$32,497
Gross profit	$6,787	$399	$7,186	$6,572	$323	$6,895
Gross margin	22.5%	13.3%	21.7%	22.2%	11.4%	21.2%

Avi Cohen, CEO of RR Media, commented, “We are pleased with the results for the second quarter considering we continue to face macro-economic challenges in Russia and Western Europe throughout the first half of 2015.  We view this as a temporary disruption to our business, and remain dedicated to maintaining strong customer relationships in the region so that we are able to quickly ramp our operations once the situation there improves.

“In the second quarter, we made significant progress building scale and expanding our geographic presence through the acquisitions of Satlink Communications and ESS. The immediate financial benefit of these acquisitions when comparing total results for sequential quarters is partially offset by the seasonality of our sports and live events business.”

“Looking ahead, we are focused on leveraging the scale of our business, continuing our efforts to add upper tier customers and diversify our services to drive improved margins and revenue growth. New growth opportunities include the fully digital European media center recently opened in London, which enables us to provide a wide range of digital media solutions to our European customers as well as the expansion of our central European business leveraging the ESS acquisition. We also signed an agreement to deliver the Italian government channels RAI Italia, Rai News 24 and Rai World Premium to audiences worldwide,” concluded Mr. Cohen.

Second Quarter 2015 Financial Results

Revenues for the second quarter of 2015 were $33.1 million, an increase of 1.9% compared with $32.5 million in the second quarter of 2014. Revenues for the second quarter of 2015 benefited from the recently acquired businesses, ESS and Satlink Communications; which was partially offset by the continued effect of the Euro/U.S. Dollar exchange rate and geopolitical issues in Russia. In addition, it is important to note that second quarter revenue is usually the slowest of the year, mainly due to the seasonality of the non-recurring sports and live events.

The Company reported $30.1 million of Content Management and Distribution Services revenue, excluding non-core revenue from MSS, an increase of 1.5% from $29.7 million in the second quarter last year and an increase of 9.1% from $27.6 million in the first quarter this year.

Gross profit for the second quarter of 2015 was $7.2 million compared to $6.9 million for the second quarter of 2014.  Gross margin for the second quarter of 2015 was 21.7% compared to 21.2%for the second quarter of 2014. Gross margin for Content Management and Distribution Services increased slightly to 22.5% compared to 22.2% for the same period last year, despite the contributions of Satlink and ESS, which historically have lower gross margins.

Non-GAAP operating income was $1.5 million for the second quarter of 2015, compared to $1.3 million for the second quarter of 2014. Non-GAAP operating margin for the second quarter of 2015 was 4.5% compared to 4.0% for the same period last year. Non-GAAP operating income and non-GAAP operating margin for the second quarter of 2015 and 2014 exclude non-cash equity-based compensation charge, amortization of acquired intangible assets,cost of sales related changes in fair value of currency conversion derivatives, acquisition related expenses and amortization of acquisition related prepaid compensation expenses; and include the impact of fluctuations in foreign currency exchange rates.

GAAP net income for the second quarter of 2015 was $0.2 million, or $0.01 per fully diluted share, compared to $0.7 million, or $0.04 per fully diluted share, for the same period of 2014.

Non-GAAP net income for the second quarter of 2015 was $1.2 million, or $0.07 per fully diluted share, compared to $1.0 million, or $0.06 per fully diluted share, in the second quarter of 2014.

Adjusted EBITDA for the second quarter of 2015 was $3.7 million compared to $3.6 million in the second quarter of 2014.

Backlog to be delivered in the next 12 months as of June 30, 2015 increased to $93 million, up from $76 million as of March 31, 2015.

Cash, cash equivalents and marketable securities as of June 30, 2015 totaled $13.2 million compared with$22 million as of December 31, 2014. This reduction is cash was the result of the Satlink Communications and ESS acquisitions.

Full Year 2015 Guidance

The Company is reiterating its full year 2015 and 2016 guidance. Management expects total revenues to be in the range of $140 million to $148 million for 2015, and $161 million to $171 million for 2016; with Adjusted EBITDA of $17.6 million to $20.4 million for 2015, and a year-over-year increase of 25% to 30% in Adjusted EBITDA for 2016. It is important to note that the results for the second half of 2015 will benefit from the inclusion of the full six month financial results for Satlink Communications and ESS, which were acquired earlier in the year.

Management continues to expect some level of variation in mix from quarter to quarter leading to some fluctuations in revenues and gross margin between quarters.

Quarterly Dividend

In accordance with the Company’s dividend policy, the Board of Directors declared a cash dividend in the amount of $0.07 per ordinary share and in the aggregate amount of approximately $1.2 million, representing an annual dividend yield of 4.0%. The dividend is payable on September 2, 2015 to all of the Company's shareholders of record at the end of the trading day on NASDAQ on August 17, 2015.

Conference Call Information

Management will host a conference call to discuss the results at 9 a.m. ET (4 p.m. in Israel) on Friday, July 31, 2015.

Details are as follows:

•	Dial-in number from within the United States: 1-888-510-1785
•	Dial-in number from Israel: 1 80 924 5906

•	Dial-in number from the UK: 0 800 404 7655
•	Dial-in number (other international): 1-719-325-2354
•	Conference ID: 8151126
•	Playback, available until August 8, 2015 by calling 1-877-870-5176 (United States) or 1-858-384-5517 (international). Please use pin number 8151126 for the replay.
•	A live webcast is accessible at http://public.viavid.com/player/index.php?id=114929.

About RR Media

RR Media (NASDAQ: RRM) works in partnership with the world’s leading media providers to transform content into valuable media assets. RR Media’s complete ecosystem of digital media services maximize the potential of media and entertainment content, covering four main areas: smart global content distribution network with an optimized combination of satellite, fiber and the Internet; content management and channel origination; sports, news & live events; and online video services. RR Media provides scalable, converged digital media services to more than hundreds of broadcasters, content owners, sports leagues and right holders. The company manages and delivers more than 24,000 hours of broadcast content, more than 4,000 hours of online video and VOD content daily and more than 350 hours of premium sports and live events every day. The company delivers content to 95% of the world’s population reaching viewers of multiplatform operators, VOD platforms, online video and direct-to-home services. Visit the company's website www.rrmedia.com

Safe Harbor Statement
This press release contains forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the companies and the industry as of the date of this press release. We undertake no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in our expectations, except as may be required by law. Forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements, including the risks indicated in our filings with the Securities and Exchange Commission (SEC). For more details, please refer to our SEC filings and the amendments thereto, including our Annual Report on Form 20-F for the year ended December 31, 2014 and our Current Reports on Form 6-K.

Company Contact:
Shmulik Koren, CFO
Tel: +972 3 928 0777
Email: investors@rrmedia.com

Investor Contact:
KCSA Strategic Communications
Garth Russell / Elizabeth Barker
Tel: 212-896-1250 / 212-896-1203
Email: rrmedia@kcsa.com

RR Media Ltd

Interim Condensed Consolidated Statements of Income

In thousands, except share data

	Three months ended		Six months ended
	June 30	June 30	June 30	June 30
	2015	2014	2015	2014
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenues
Content Mgmt. & distribution services	30,101	29,665	57,668	59,645
Mobile satellite services	3,006	2,832	5,969	5,709
Total revenues	$33,107	$32,497	$63,637	$65,354

Cost of revenues
Content Mgmt. & distribution services	23,314	23,093	44,005	45,453
Mobile satellite services	2,607	2,509	5,255	4,971
Total cost of revenues	25,921	25,602	49,260	50,424

Gross profit	7,186	6,895	14,377	14,930

Operating expenses

Sales and marketing	3,765	3,279	7,394	6,274
General and administrative	2,367	2,606	4,619	5,137
Acquisition related expenses	900	-	900	-

Total operating expenses	7,032	5,885	12,913	11,411

Operating income	154	1,010	1,464	3,519

Financial income
(expenses), net	77	(200)	(32)	(370)

Income before taxes on
income	231	810	1,432	3,149

Income taxes	10	180	299	795

Net income	$221	630	$1,133	2,354

Net loss attributable to non- controlling interest	(4)	(45)	(18)	(117)
Net income attributable to shareholders	$225	$675	$1,151	$2,471

Earnings per ordinary share attributable to shareholders

Basic earnings per share	0.01	$0.04	0.07	$0.14

Diluted earnings per share	0.01	$0.04	0.07	$0.14

Weighted average number of shares used to compute

Basic earnings per share	17,392,614	17,346,561	17,392,345	17,346,561

Diluted earnings per share	17,672,593	17,675,698	17,665,055	17,739,860

RR Media Ltd

Reconciliation of GAAP to Non-GAAP Financial Information

In thousands

	Three months ended June 30		Six months ended June 30
	2015	2014	2015	2014
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Reconciliation of GAAP Net Income to Non-GAAP Net Income:

GAAP Net income attributable to shareholders	$225	$675	$1,151	$2,471
Adjustments to reconcile GAAP net income
to non-GAAP net income:
Non-cash equity-based compensation charge	182	180	357	343
Amortization of acquired intangible assets	202	167	350	364
Changes in fair value of currency conversion derivatives	-	9	-	50
Acquisition related expenses	900	-	900	-
Amortization of acquisition related prepaid
compensation expenses	42	42	84	84
Income tax effect of non-GAAP adjustments	(312)	(65)	(370)	(146)

Non-GAAP net income attributable to shareholders	$1,239	$1,008	2,472	$3,166

	Three months ended June 30		Six months ended June 30
	2015	2014	2015	2014
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Reconciliation of GAAP Operating Income
to Non-GAAP operating income:

Operating income	$154	$1,010	$1,464	$3,519
Adjustments to reconcile GAAP operating
income to Non-GAAP operating income:
Non-cash equity-based compensation charge	182	180	357	343
Amortization of acquired intangible assets	202	167	350	364
Cost of sales related changes in fair value of
currency conversion derivatives	-	(86)	-	(199)
Acquisition related expenses	900	-	900	-
Amortization of acquisition related prepaid
compensation expenses	42	42	84	84

Non-GAAP Operating income	1,480	$1,313	3,155	$4,111

RR Media Ltd

Reconciliation of GAAP to Non-GAAP Financial Information

In thousands

	Three months ended June 30		Six months ended June 30
	2015	2014	2015	2014
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Reconciliation of GAAP Operating Income to EBITDA:

Operating income	$154	$1,010	$1,464	$3,519
Adjustments to reconcile GAAP Operating
Income to EBITDA:
Non-cash equity-based compensation charge	182	180	357	343
Depreciation and amortization	2,431	2,464	4,539	4,889
Cost of sales related changes in fair value of
currency conversion derivatives	-	(86)	-	(199)
Acquisition related expenses	900	-	900	-
Amortization of acquisition related prepaid compensation expenses	42	42	84	84

EBITDA	$3,709	$3,610	$7,344	$8,636

	Three months ended June 30		Six months ended June 30
	2015	2014	2015	2014
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Reconciliation of Non-GAAP Operating Income to adjusted EBITDA:

Non-GAAP Operating income	$1,480	$1,313	$3,155	$4,111
Adjustments to reconcile Non-GAAP operating
income to Adjusted EBITDA:
Depreciation and amortization	2,229	2,297	4,189	4,525

Adjusted EBITDA	$3,709	$3,610	$7,344	$8,636

RR Media Ltd

Interim Condensed Consolidated Statements of Income (Non-GAAP results)

In thousands, except share data

	Three months ended		Six months ended
	June 30	June 30	June 30	June 30
	2015	2014	2015	2014
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenues
Content Mgmt. & distribution services	30,101	29,665	57,668	59,645
Mobile satellite services	3,006	2,832	5,969	5,709
Total revenues	$33,107	$32,497	$63,637	$65,354

Cost of revenues
Content Mgmt. & distribution services	23,298	23,093	43,974	45,625
Mobile satellite services	2,607	2,509	5,255	4,971
Cost of revenues	25,905	25,669	49,229	50,596

Gross profit	7,202	6,828	14,408	14,758

Operating expenses

Sales and marketing	3,490	3,050	6,895	5,785
General and administrative	2,232	2,465	4,358	4,862

Total operating expenses	5,722	5,515	11,253	10,647

Operating income	1,480	1,313	3,155	4,111

Financial income
(expenses), net	77	(105)	(32)	(121)

Income before taxes on
income	1,557	1,208	3,123	3,990

Income taxes	322	245	669	941

Net income	1,235	963	2,454	3,049

Net loss attributable to non- controlling interest	(4)	(45)	(18)	(117)
Net income attributable to shareholders	1,239	$1,008	2,472	$3,166

Earnings per ordinary share attributable to shareholders

Basic earnings per share	$0.07	$0.06	$0.14	$0.18

Diluted earnings per share	$0.07	$0.06	$0.14	$0.18

Weighted average number of shares used to compute

Basic earnings per share	17,392,614	17,346,561	17,392,345	17,346,561

Diluted earnings per share	17,672,593	17,675,698	17,665,055	17,739,860

RR Media Ltd

Interim Condensed Consolidated Balance Sheets

In thousands, except share data

	June 30	June 30	December 31
	2015	2014	2014
	(unaudited)	(unaudited)	(audited)
Current assets
Cash and cash equivalents	$13,224	$12,698	$13,001
Marketable securities and short term investments	-	9,731	8,970
Accounts receivable (net of provision for doubtful accounts of $5,026, $6,551 and $5,323 as of June 30, 2015, 2014 and December 31, 2014, respectively)	29,599	23,491	23,457
Other receivable	3,939	2,954	2,343
Deferred taxes	2,249	2,200	2,038
Prepaid expenses	3,883	3,197	2,839

Total current assets	52,894	54,271	52,648

Long-term prepaid expenses	2,528	2,320	3,156
Long-term land lease prepaid expenses	7,347	7,440	7,380
Assets held for employee severance payments	2,078	2,204	1,892
Fixed assets, net	56,352	45,903	45,669
Goodwill	31,282	11,880	11,286
Intangible assets, net	8,711	6,362	5,528

Total long term assets	108,298	76,109	74,911

Total assets	$161,192	$130,380	$127,559

RR Media Ltd

Interim Condensed Consolidated Balance Sheets (cont’d)

	June 30	June 30	December 31
	2015	2014	2014
	(unaudited)	(unaudited)	(audited)
Liabilities and shareholders’ equity

Current liabilities
Account payable:
Trade	$26,399	$18,435	$18,414
Other	8,441	4,970	5,482
Current maturities of long term loan	3,799	-	-
Deferred income	8,608	5,650	4,867

Total current liabilities	47,247	29,055	28,763

Long-term liabilities
Deferred income	7,666	8,816	7,714
Long term loans	12,000	-	-
Liabilities in respect of employee severance payments and others	3,582	2,254	2,993
Contingent consideration in respect of acquisition	4,687	3,980	3,550
Deferred taxes	4,771	4,512	3,702

Total long-term liabilities	32,706	19,562	17,959

Total liabilities	79,953	48,617	46,722

Shareholders’ equity
Share capital
Ordinary share NIS 0.01 par value each (27,000,000 authorized as of June 30, 2015, 2014 and December 31, 2014. 17,394,539 shares issued and fully paid as of June 30, 2015, 17,346,561 shares issued and fully paid as of June 30, 2014, 17,392,072 shares issued and fully paid as of December 31, 2014)	40	40	40
Additional paid in capital	54,929	54,222	54,572
Retained earnings	26,116	26,286	27,400
Treasury Stock	(146)	-	(146)
Accumulated other comprehensive income (loss)	413	1,332	(934)

Total shareholders’ equity	81,352	81,880	80,932

Non – controlling interest	(113)	(117)	(95)

Total equity	81,239	81,763	80,837

Total liabilities and equity	$161,192	$130,380	$127,559

RR Media Ltd

Interim Condensed Consolidated Statements of Cash Flows

In thousands

	Three months ended June 30		Six months ended June 30
	2015	2014	2015	2014
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net income	$221	$630	$1,133	$2,354

Adjustments required to reconcile net income to net cash provided by operating activities	2,735	3,097	6,139	5,372

Changes in assets and liabilities	317	(1,494)	(1,972)	(3,499)

Net cash provided by operating activities	3,273	2,233	5,300	4,227

Cash flows from investing activities
Purchase of fixed assets and intangible assets	(2,889)	(2,430)	(5,798)	(4,237)
Acquisitions of subsidiaries, net of cash acquired	(20,726)	-	(20,726)	-
Other investing activities	9,038	(222)	9,100	424
Net cash used in investing activities	(14,577)	(2,652)	(17,424)	(3,813)

Cash flows from financing activities
Dividend paid	(1,218)	(1,908)	(2,435)	(1,908)
Proceeds for long term loan	15,000	-	15,000	-
Net cash used in financing activities	13,782	(1,908)	12,565	(1,908)

Translation adjustment on cash and cash equivalents	229	21	(218)	27

Increase (decrease) in cash and cash
Equivalents	2,707	(2,306)	223	(1,467)

Balance of cash and cash equivalents at beginning of period	10,517	15,004	13,001	14,165

Balance of cash and cash equivalents at end of period	$13,224	$12,698	$13,224	$12,698